Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications and Market Surveillance

November 2, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 2, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Carbon Revolution Public Limited Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one-tenth of an Ordinary Share, each at an exercise price of $11.50 per whole Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi